VirZOOM, Inc.



ANNUAL REPORT

198 California Street

Newton, MA 02138

(617) 714-4552

virzoom.com

This Annual Report is dated May 1, 2023.

BUSINESS

VirZOOM is a patent-based Virtual Reality Exercise Game platform that combines fun, fitness, and Metaverse exploration all in one. Our elite ensemble of game designers and developers has shipped three generations of products since 2016. Our current subscription-based app has nearly 6k subscribers and over 740k installs on Meta Quest. Now we're developing our 4th gen products to reach a customer audience many times larger.

Our patent "Virtual Reality Exercise Game" (US20160300390) granted in 2019 enables the development of VR games in which the player uses body motion to locomote their avatar freely and continuously through virtual worlds in ways that result in excercise and also minimize locomotion discomfort. This makes it possible to develop VR games that are similar in function to sports in the real world.

As described in greater detail in the specification below, the patent application for the new VR motion controls deliver similar VR game design benefits as the granted patent. The specification describes a process for allowing VR users to locomote seemlessly and accurately through virtual worlds using their body position in the real world with minimal locomotion discomfort.

VirZOOM, Inc. was organized as a C-corporation on February 13, 2015 under the laws of Delaware.

41438-0010P01_specification 08-30-2022: This disclosure describes, among other features, processes for intuitive virtual reality (VR) movement based on user positioning in combination with a dynamic graphical display. A VR device's displacement from a reference position is used to determine a velocity of a reference frame in a VR environment, correspondingly moving a perspective of the user in the VR environment. A graphical indicator tracks the perspective to remain presented (e.g., always, normally, etc.) to the user during navigation in the VR environment; the graphical indicator adapting dynamically to both VR device positioning and device orientation. Because the user has constant visual exposure to the graphical indicator, the user is provided with a more intuitive VR experience and can move more accurately and seamlessly in the VR environment. Moreover, the graphical indicator provides the user with a mental linkage between the VR environment and the user's real-world state, helping to reduce VR sickness.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $670,000.00
Use of proceeds: Bridge Round to Series A1 StartEngine (VZfit 2.0 dev, VZfit 3.0 grant prep materials, motion controls dev and patent filing, Motion Lab grant prep materials)
Date: August 15, 2022
Offering exemption relied upon: Section 4(a)(2)
Name: Series A Preferred

Type of security sold: Equity
Final amount sold: $1,410,602.00
Number of Securities Sold: 1,822,824
Use of proceeds: VZfit 1.0 dev for Quest store listing and marketing
Date: October 15, 2021
Offering exemption relied upon: Regulation CF

Type of security sold: SAFE
Final amount sold: $502,906.00
Use of proceeds: VZfit dev and marketing
Date: September 08, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $276,745.00
Use of proceeds: Ongoing VZfit dev and marketing
Date: April 01, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $620,000.00
Use of proceeds: Working Capital
Date: December 31, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2022 was $496,629, 8% higher than fiscal year 2021 revenue of $459,757. Revenue growth was driven by increases in Meta Quest store sales.

Cost of sales

Cost of sales in 2022 was $174,270 on revenues of $496,629 as compared to $114,302 on revenues of $459,757 in 2021. The increase is due to the fact that a larger proportion of sales were conducted through the Meta Quest store, which charges a 30% store listing fee versus being sold directly via Stripe, which charges a lower transaction fee. In 2021, a larger proportion of sales were made directly at the lower fee.

Gross margins

Gross margins decreased from 75% in 2021 to 65% in 2022. This decrease resulted from the higher proportion of Meta Quest store sales to which a 30% store fee was applied.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses.
Expenses in 2021 totaled $2,003,695, of which $1,342,314 was salaries, benefits & payroll taxes; $382,005 legal and professional services; and $153,613 marketing and promotion. Expenses in 2023 totaled $2,034,103, essentially flat as compared to 2021, with $1,857,045 in Administrative expenses and $177,057 in Sales and Marketing expenses.

Historical results and cash flows

The Company is preparing to enter a new growth stage and will experience a significant increase in revenue from sales of 4th generation VR Exercise Game products in development for release in 2023 that employ the company's new Body-Active VR Controls. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the new apps and games can achieve similar unit economics as current products but reach a significantly larger customer audience. Previously cash was primarily generated through sales of apps and games to the relatively small consumer audience of Meta Quest users with Quest store accounts who owned both a Meta Quest headset and also fitness equipment to use the exercise apps. Cash has also been generated from sales of equity and debt securities.

In 2023, the Company is developing a new game based on newly invented motion controls that deliver the exercise benefits of previous games but without the need for additional fitness equipment. Test versions of this new game have been developed and listed as MotionLabs on the Meta Quest App Lab store. We estimate this headset-only market approximately 100 times larger than the equipment-dependent market.

The budget for development of this new game fits within the $1.7M in funding from this raise, with additional room for unexpected contingencies.

Further, the company has received approval for $375,000 in non-dilutive grant funding from a major VR industry player to fund development of a new version of our currently shipping VZfit product, which new product version incorporates our new novel motion controls. The grant contract has an effective date of April 11, 2023. However, execution of the contract is as of April 26 awaiting the completion of an administrative process to unblock final execution of the agreement.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $93,243.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Owed to: Michael Keplinger
Amount owed: $54,798.27
Interest rate: 20%
Maturity date: 12 31, 2023
Material terms: There are no other material terms to this debt

Owed to: Raj Pisupati
Amount owed: $50,000.00
Interest rate: 0%
Maturity date: 06 30, 2023
Material terms: There are no other material terms to this debt

Owed to: Accredited Investors

Amount owed: $806,000.00

Interest rate: 8%

Maturity date: 12 31, 2023

Material terms: 2022 Note converts to equity at a the greater of a 40% discount or $12M conversion cap on Series A1 closing of a bona fide Series A1 shares offering of a minimum of $1M or acquisition. $56,000 interest calculated as of February 28, 2023.

Owed to: Accredited Investors

Amount owed: $95,400.00

Interest rate: 8%

Maturity date: 12 31, 2023

Material terms: 2022 Note converts to equity at a the greater of a 40% discount or $12M conversion cap on Series A1 closing of a bona fide Series A1 shares offering of a minimum of $1M or acquisition. Note is structured as a $25k Line of Credit (LOC) with a $10K initial draw. A total of 10 $25k LOC Notes have been authorized by the board and shareholders. Interest calculated February 28, 2023.

Owed to: Eric Janszen

Amount owed: $891,000.00

Interest rate: 0%

Maturity date: 12 31, 2025

Material terms: The Company owes one of its board members, Eric Janszen, deferred compensation which was accrued since 2017. The balance of executive compensation due to Eric Janszen totaled $891,000 as of 12/31/22. These dues are to be paid by the Company once sufficient cashflows exist to cover the aforementioned balance and upon shareholder approval.

Owed to: Eric Malafeew

Amount owed: $3,141.00

Interest rate: 0%

Maturity date: 12 31, 2025

Material terms: Company has an employee receivable from Eric Malafeew in the amount of $3,141 for the year ending December 31, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Eric Janszen

Eric Janszen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & CEO

Dates of Service: April, 2015 - Present

Responsibilities: Oversight of all company functions, fundraising, and investor relations.

Position: Founder & President

Dates of Service: March, 2015 - Present

Responsibilities: Responsible for providing strategic direction and leadership for the organization: - Developing and implementing strategic plans to drive business growth and profitability - Overseeing all aspects of the company's operations, including finance, sales, marketing, and product development - Building and managing relationships with clients, partners, and other stakeholders - Identifying and pursuing new business opportunities and partnerships - Leading and managing the company's executive team - Raising capital and managing investor relationships - Ensuring that the company is compliant with all relevant laws and regulations - Communicating the company's vision, goals, and progress to internal and external stakeholders - Representing the company at industry events and conference.

Other business experience in the past three years:
Employer: mKues

Title: Executive Chairman
Dates of Service: January, 2015 - Present
Responsibilities: Executive Chairman
Other business experience in the past three years:

Employer: MassArt Foundation, Inc

Title: Committee Member

Dates of Service: January, 2010 - Present

Responsibilities: Voting member of MassArt Foundation Advisory Committee of Board of Directors

Other business experience in the past three years:

Employer: Twin Focus Capital Partners

Title: Economic Analyst

Dates of Service: January, 2010 - Present

Responsibilities: Economic Analyst

Name: Michael W.G. Fix

Michael W.G. Fix's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Investor, Advisor

Dates of Service: October, 2021 - Present

Responsibilities: Michael does not currently receive salary compensation for this role. Michael receives Equity: 2.797% Common, 1% Fully diluted.

Name: Jason Warburg

Jason Warburg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Product Officer

Dates of Service: June, 2019 - Present

Responsibilities: Leading the product development and management strategy

Name: Robert Collins

Robert Collins 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: June, 2019 - Present

Responsibilities: Responsible for sales, marketing, and customer service, community development, social media, PR, and branding.

Other business experience in the past three years:

Employer: Boston Laser - Boston Eye Group

Title: Director of Operations

Dates of Service: August, 2012 - February, 2021

Responsibilities: Responsible for staffing, training, day to day operations and IT project management. Projects include Hosting Migration, Maintaining and upgrading EHR, Rollout of new telecom system, ensuring meaningful use compliance, custom reporting, custom template design and acquisition and build out out of new locations.

Other business experience in the past three years:

Employer: Boston Laser - Boston Eye Group

Title: Director of Operations

Dates of Service: August, 2012 - May, 2021

Responsibilities: Responsible for staffing, training, day to day operations and IT project management. Projects include Hosting Migration, Maintaining and upgrading EHR, Rollout of new telecom system, ensuring meaningful use compliance, custom reporting, custom template design and acquisition and build out out of new locations.

Name: Eric Malafeew

Eric Malafeew's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & CTO

Dates of Service: March, 2015 - Present

Responsibilities: Assess technology options for products and recommend optimal technologies to achieve product development goals. $180,000/year, Restricted stock 12%, Series Seed 0.82%, total 3.46% fully diluted

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Candy & Eric Janszen
Amount and nature of Beneficial ownership: 3,070,200
Percent of class: 10.01

Title of class: Series Seed 1 Preferred Stock
Stockholder Name: Candy & Eric Janszen
Amount and nature of Beneficial ownership: 1,564,725
Percent of class: 10.01

Title of class: Series Seed 2 Preferred Stock
Stockholder Name: Candy & Eric Janszen
Amount and nature of Beneficial ownership: 2,038,697
Percent of class: 10.01

Title of class: Series A-2 Preferred Stock
Stockholder Name: Candy & Eric Janszen
Amount and nature of Beneficial ownership: 527,269

Percent of class: 10.01

RELATED PARTY TRANSACTIONS

Name of person: Eric Janszen
Relationship to company: Director
Nature / amount of interest in the transaction: The Company owes one of its board members, Eric Janszen, deferred compensation which was accrued since 2017.
Material terms of transaction: The balance of executive compensation due to Eric Janszen totaled $891,000 as of Dec 31, 2022. These dues are to be paid by the Company once sufficient cashflows exist to cover the aforementioned balance and upon shareholder approval.

Name of person: Eric Malafeew
Relationship to company: Officer
Nature / amount of interest in the transaction: Company has an employee receivable from Eric Malafeew in the amount of $3,141 for the year ending December 31, 2022
Material terms of transaction: $3,141

OUR SECURITIES

Common Stock

The amount of security authorized is 100,141,196 with a total of 24,583,609 outstanding.

Voting Rights

One Vote Per Share

Material Rights

The total amount outstanding includes 4,279,600 shares to be issued pursuant to stock options, reserved but unissued."

The total amount outstanding includes 12,900,000 shares to be issued pursuant to stock options issued.

Series Seed 1 Preferred Stock

The amount of security authorized is 35,307,476 with a total of 35,307,476 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis

Material Rights

The total amount outstanding includes 3,106,135 of shares to be issued pursuant to outstanding warrants.

Dividend Rights

Holders of Series Seed 1 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series Seed 1 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series Seed 1 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series Seed 1 shares have certain dilution protections. See Exhibit F for complete information.

Series Seed 2 Preferred Stock

The amount of security authorized is 12,311,249 with a total of 12,311,249 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis

Material Rights

Dividend Rights

Holders of Series Seed 2 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series Seed 2 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series Seed 2 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series Seed 2 shares have certain dilution protections. See Exhibit F for complete information.

Series Seed 3 Preferred Stock

The amount of security authorized is 5,220,444 with a total of 5,220,444 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis

Material Rights

The total amount outstanding includes 1,044,078 of shares to be issued pursuant to outstanding warrants.

Dividend Rights

Holders of Series Seed 1 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series Seed 1 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series Seed 1 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series Seed 1 shares have certain dilution protections. See Exhibit F for complete information.

Series A-1 Preferred Stock

The amount of security authorized is 2,192,493 with a total of 2,192,493 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-1 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-1 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-1 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-1 shares have certain dilution protections. See Exhibit F for complete information.

Series A-2 Preferred Stock

The amount of security authorized is 5,245,667 with a total of 5,231,236 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-2 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-2 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-2 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-2 shares have certain dilution protections. See Exhibit F for complete information.

Series A-3 Preferred Stock

The amount of security authorized is 2,788,056 with a total of 2,788,056 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-3 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-3 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-3 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-3 shares have certain dilution protections. See Exhibit F for complete information.

Series A-4 Preferred Stock

The amount of security authorized is 2,348,618 with a total of 2,341,618 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-4 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-4 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-4 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-4 shares have certain dilution protections. See Exhibit F for complete information.

Series A-5 Preferred Stock

The amount of security authorized is 10,505,292 with a total of 3,409,464 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-5 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-5 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-5 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-5 shares have certain dilution protections. See Exhibit F for complete information.

VirZOOM 2022 Convertible Note

The security will convert into Equities sold in a subsequent qualified financing or preferred stock (see below) and the terms of the VirZOOM 2022 Convertible Note are outlined below:

Amount outstanding: $806,000.00

Maturity Date: December 31, 2023

Interest Rate: 8.0%

Discount Rate: 60.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: Closing on Subsequent Qualified Financing. See below for additional information.

Material Rights

$56,000 Interest calculated as of February 28, 2023.

Automatic Conversion.

(a) All outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into equity securities of the Company in connection with the closing of the first sale of equity securities in a bona fide equity financing after the Effective Date involving gross proceeds to the Company of not less than one million dollars ($1,000,000), excluding amounts received as a result of the conversion of the Related Notes (the "Subsequent Qualified Financing"), if, and only if, this Note is outstanding at the time of the closing of such Subsequent Qualified Financing and such Subsequent Qualified Financing occurs before the Maturity Date. Upon a conversion in accordance with this Section 6.1(a), all outstanding principal and accrued and unpaid interest under this Note will convert into a number of the equity securities sold by the Company in the Subsequent Qualified Financing equal to the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) the per share price at which such equity securities are sold by the Company in the Subsequent Qualified Financing multiplied by a fraction, the numerator of which is twelve million dollars ($12,000,000) and the denominator of which is the pre-money valuation of the Company used in determining the per share price at which the equity securities are sold by the Company in the Subsequent Qualified Financing.

(b) If no Subsequent Qualified Financing shall have closed prior to the Maturity Date, and this Note has not otherwise been converted pursuant to Sections 6.2(a) or 6.2(b) below, then, effective as of the Maturity Date, all outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into shares of Maturity Date Preferred Stock (defined below) at a conversion price equal to the deemed value per share of the Company's common stock (the "Common Stock") on the Maturity Date, which deemed value per share of the Common Stock shall be calculated on a fully diluted basis (x) assuming that the Company's equity value on the Maturity Date is equal to twelve million dollars ($12,000,000), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date (the "Capped Conversion Price"). For purposes of this Note, the term "Maturity Date Preferred Stock" shall mean a new series of preferred stock of the Company to be created at the time of the conversion of this Note pursuant to this Section 6.1(b), which new series of preferred stock shall rank pari passu upon liquidation with the most senior series of preferred stock of the Company then outstanding, if any, and shall otherwise have the same rights, obligations, and preferences as are currently provided to the holders of the Company's then most senior series of preferred stock.

Optional Conversion.

(a) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into Common Stock immediately prior to the closing of a Sale of the Company Transaction, if, and only if, this Note is outstanding at the time of the closing of such Sale of the Company Transaction. Upon conversion in accordance with this Section 6.2(b), all outstanding principal and accrued interest under this Note will convert into a number of shares of Common Stock equal to the the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) sixty percent (60%) of the per share price of Common Stock payable to the holders of founders Common Stock in connection with the Sale of the Company Transaction, whichever would result in the greater number of shares of Common Stock issuable to the Holder. For purposes of this Section 6.2(b), the term "Sale of the Company Transaction" shall mean any merger or consolidation of the Company with or into another person or the sale or transfer of all or substantially all of the assets of the Company, in each case in a single transaction or in a series of related transactions, in which the stockholders of the Company immediately prior to such merger, consolidation or sale of assets, together with any and all of such stockholders' affiliates, do not own or hold, immediately after consummation of such merger, consolidation or sale of assets, shares of capital stock of the surviving or acquiring person in connection with such merger, consolidation or sale of assets, or of the ultimate parent entity of such surviving or acquiring person, possessing at least a majority of the total voting power of the outstanding capital stock of such surviving or acquiring person or such ultimate parent entity, as applicable.

(b) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into Common Stock immediately prior to the closing of a Sale of the Company Transaction, if, and only if, this Note is outstanding at the time of the closing of such Sale of the Company Transaction. Upon conversion in accordance with this Section 6.2(b), all outstanding principal and accrued interest under this Note will convert into a number of shares of Common Stock equal to the the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) sixty percent (60%) of the per share price of Common Stock payable to the holders of founders Common Stock in connection with the Sale of the Company Transaction, whichever would result in the greater number of shares of Common Stock issuable to the Holder. For purposes of this Section 6.2(b), the term "Sale of the Company Transaction" shall mean any merger or consolidation of the Company with or into another person or the sale or transfer of all or substantially all of the assets of the Company, in each case in a single transaction or in a series of related transactions, in which the stockholders of the Company immediately prior to such merger, consolidation or sale of assets, together with any and all of such stockholders' affiliates, do not own or hold, immediately after consummation of such merger, consolidation or sale of assets, shares of capital stock of the surviving or acquiring person in connection with such merger, consolidation or sale of assets, or of the ultimate parent entity of such surviving or acquiring person, possessing at least a majority of the total voting power of the outstanding capital stock of such surviving or acquiring person or such ultimate parent entity, as applicable.

2023 Line of Credit Convertible Promissory Note

The security will convert into Equities sold in a subsequent qualified financing or preferred stock (see below) and the terms of the 2023 Line of Credit Convertible Promissory Note are outlined below:

Amount outstanding: $95,400.00

Maturity Date: December 31, 2023

Interest Rate: 8.0%

Discount Rate: 60.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: Closing on Subsequent Qualified Financing. See below for additional information.

Material Rights

$4,400 Interest calculated as of February 28, 2023.

The Holder agrees to make advances of principal to the Company (each an "Advance") in the amount of $10,000 on the Effective Date and in the amount of $5,000, within seven (7) days of a written request by the Company, provided, however, any requested Advance will not, when added to the outstanding principal balance of all previous Advances, exceed the Credit Limit. Requests for Advances shall be made in writing, delivered to the Holder, by the Company's Chief Executive Officer or Chief Financial Officer.

Automatic Conversion.

(a) All outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into equity securities of the Company in connection with the closing of the first sale of equity securities in a bona fide equity financing after the Effective Date involving gross proceeds to the Company of not less than one million dollars ($1,000,000), excluding amounts received as a result of the conversion of the Related Notes (the "Subsequent Qualified Financing"), if, and only if, this Note is outstanding at the time of the closing of such Subsequent Qualified Financing and such Subsequent Qualified Financing occurs before the Maturity Date. Upon a conversion in accordance with this Section 6.1(a), all outstanding principal and accrued interest under this Note will convert into a number of equity securities sold by the Company in the Subsequent Qualified Financing equal to the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price (as defined below) or (y) forty percent (40%) of the per share price of equity securities sold in the Subsequent Qualified Financing, whichever would result in the greater number of equity securities issuable to the Holder.

(b) If no Subsequent Qualified Financing shall have closed prior to the Maturity Date, and this Note has not otherwise been converted pursuant to Sections 6.2(a) or 6.2(b) below, then, effective as of the Maturity Date, all outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into shares of Maturity Date Preferred Stock (defined below) at a conversion price equal to the deemed value per share of the Company's common stock (the "Common Stock") on the Maturity Date, which deemed value per share of the Common Stock shall be calculated on a fully diluted basis (x) assuming that the Company's equity value on the Maturity Date is equal to twelve million dollars ($12,000,000), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date (the "Capped Conversion Price"). For purposes of this Note, the term "Maturity Date Preferred Stock" shall mean a new series of preferred stock of the Company to be created at the time of the conversion of this Note pursuant to this Section 6.1(b), which new series of preferred stock shall rank pari passu upon liquidation with the most senior series of preferred stock of the Company then outstanding, if any, and shall otherwise have the same rights, obligations, and preferences as are currently provided to the holders of the Company's then most senior series of preferred stock.

Optional Conversion.

(a) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into equity securities of the Company in connection with the closing of a sale of equity securities in connection with any equity financing of the Company after the Effective Date that is not a Subsequent Qualified Financing ("Other Financing"), if, and only if, this Note is outstanding at the time of the closing of such Other Financing and such Other Financing occurs before the Maturity Date. Upon a conversion in accordance with this Section 6.2(a), all outstanding principal and accrued interest under this Note will convert into a number of equity securities sold by the Company in the Other Financing equal to the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) forty percent (40%) of the per share price of equity securities sold in the Other Financing, whichever would result in the greater number of equity securities issuable to the Holder.

(b) At the option of the Holder, all outstanding principal and accrued and unpaid interest under this Note shall be converted into Common Stock immediately prior to the closing of a Sale of the Company Transaction, if, and only if, this Note is outstanding at the time of the closing of such Sale of the Company Transaction. Upon conversion in accordance with this Section 6.2(b), all outstanding principal and accrued interest under this Note will convert into a number of shares of Common Stock equal to the the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) (x) the Capped Conversion Price or (y) forty percent (40%) of the per share price of Common Stock payable to the holders of founders Common Stock in connection with the Sale of the Company Transaction, whichever would result in the greater number of shares of Common Stock issuable to the Holder. For purposes of this Section 6.2(b), the term "Sale of the Company Transaction" shall mean any merger or consolidation of the Company with or into another person or the sale or transfer of all or substantially all of the assets of the Company, in each case in a single transaction or in a series of related transactions, in which the stockholders of the Company immediately prior to such merger, consolidation or sale of assets, together with any and all of such stockholders' affiliates, do not own or hold, immediately after consummation of such merger, consolidation or sale of assets, shares of capital stock of the surviving or acquiring person in connection with such merger, consolidation or sale of assets, or of the ultimate parent entity of such surviving or acquiring person, possessing at least a majority of the total voting power of the outstanding capital stock of such surviving or acquiring person or such ultimate parent entity, as applicable.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A Preferred shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Series A Preferred shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Series A Preferred shares in the amount of up to $1.2M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current VR applications rely on a new kind of computing platform, the Virtual Reality head mounted display (HMD). HMDs have shipped commercially for only seven years, starting in 2016. The company's growth is largely dependent on continuous investment by VR product makers to reduce product prices and improve functionality in order to increase the rate of consumer adoption. Our revenues are therefore dependent upon this continued investment by VR makers to grow the VR market . Developing new products and technologies entails significant risks and uncertainties We are currently in the development stage for our new VR apps and games based on our novel new VR motion controls, in cooperation with a major VR platform maker. We have only developed prototypes for our games, to be marketed initially as a proof-of-concept app called Motion Lab on the VR content store Apps Lab. Delays or cost overruns in the development of Motion Lab and failure of the product to meet design goals may be caused by, among other things, unanticipated technological hurdles, difficulties in securing needed development resources, changes in priorities by the VR platform maker that is supporting the project. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Series A Preferred shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our new products will address a far larger available Meta Quest user market than our current products. Previously our addressable market was constrained to Quest users with both a Quest headset and a stationary bike, estimated at 1% of Quest users. Our growth projections for our new products are based on an assumption that the available market for our new products will be many times larger, as our new products will be accessible to 100% of Quest users. However, there is no guarantee that our new apps and games will deliver substantially similar unit economics as our previous products. The new products may exhibit a low conversion rate, high churn rate, low retention rate, and other factors that limit revenue. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in competing effectively against us, even with substantially inferior products than those developed by us. There can be no assurance that competitors will not develop technology or products that are preferred to ours. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market of VR Fitness consumers, we do compete against all other non-VR fitness solutions. Our business growth depends on the market interest in the VR Fitness over other fitness solutions. We are an early stage company and have not yet generated any profits VirZOOM, Inc. was formed on February 13, 2015. While the Company has over the following seven years accumulated significant VR technology, market and customer knowledge, the Company has also had to make significant product, pricing, and sales channel adaptations as the VR industry evolved. Our current and proposed operations are subject to all business risks associated with a new enterprise operating in a new and rapidly evolving industry. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. VirZOOM, Inc. has incurred a net loss and has generated less than $3M in revenue since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that VR Exercise Games are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns one granted patent, one provisional patent, one trademark, three Internet domain names, and numerous trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. To date, competitors have respected our IP rights and avoided infringement on our granted patent. However, due to the value, competitors may at some point in the future attempt to misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable In addition to a patent granted in 2019, the company filed a related patent in 2022. While the new provisional patent includes some elements of the previously granted patent, and every reasonable measure was taken to determine the novelty of the invention, there is no guarantee that the patent application will be approved and a patent granted. The invention may be invalidated by prior art or competitors may invent alternative methods to achieve similar results. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Single Vendor Risk VirZOOM software products are today only available on the Meta Quest VR platform. The Virtual Reality Industry is dominated by Virtual Reality Labs, a division of Meta Platforms, formerly Facebook that produces the Meta Quest and manages the Quest games and apps content store. Meta products are reportedly approximately 80% VR headset installed base as of 2021, with other players like HTC, Miro (Bytedance), and Sony PSVR making up the other 20%. Major consumer technology products industry players like Apple, Samsung, and Tencent have announced plans to enter the VR market with new products in 2023, and VirZOOM's products can be ported to these new VR platforms to expand sales. However, there is no guarantee that these players will follow through on their announced plans, or that they will invest in marketing and content ecosystem development at a level needed to compete successfully with Meta Platforms. Until then, VirZOOM is dependent on Meta Platform's continued investment in Meta Reality Labs and VirZOOM's ability to generate revenue from Meta Quest store sales. Product Development The company is engaged with a major VR industry player to provide product development funds for two development projects, one to extend VZfit for future Meta Quest products and another to develop new VR titles based on the company's new patent-pending VR motion controls. The company may not receive either grant. We are competing against non-VR based exercise and fitness solutions Although we are a unique company that caters to a select market within the VR fitness and exercise segment, we do compete against non-VR solutions which may be preferred by consumers. Our business growth depends on the market acceptance of VR-based fitness and exercise solutions.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

VirZOOM, Inc.

By /s/ *Eric Janszen*

    Name: VirZOOM, Inc.

    Title: Co-Founder & CEO

FINANCIAL STATEMENTS

VirZOOM, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022
(AUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
VirZOOM, Inc.
Los Angeles, California

Opinion

We have audited the financial statements of VirZOOM, Inc., which comprise the balance sheet as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of VirZOOM, Inc. as of December 31, 2022, and the result of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of VirZOOM, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about VirZOOM Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of VirZOOM, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about VirZOOM, Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 24, 2023
Los Angeles, California

As of December 31,		2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	93,243
Other current assets		32,119
Accounts receivable		17,975
Inventory		-
Total Current Assets		143,337
Total Assets	$	143,337
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	228,893
Credit cards		1,454
Promissory Notes		111,578
Convertible Notes		620,000
Other current liabilities		1,277,279
Total Current Liabilities		2,239,204
PPP Loan		38,400
SAFEs		-
Total Liabilities		2,277,604
STOCKHOLDERS EQUITY		
Common Stock		740
Preferred Stock		659
Additional Paid-In Capital		16,299,812
Equity issuance costs		(201,469)
Retained Earnings/(Accumulated Deficit)		(18,234,009)
Total Stockholders' Equity		(2,134,267)
Total Liabilities and Stockholders' Equity	$	143,337

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022
(USD $ in Dollars)		
Net Revenue	$	496,629
Cost of Goods Sold		174,270
Gross profit		322,360
Operating expenses		
General and Administrative		1,857,045
Sales and Marketing		177,057
Total operating expenses		2,034,103
Operating Income/(Loss)		(1,711,743)
Interest expense		132,094
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(1,843,836)
Provision/(Benefit) for income taxes		
Net Income/(Net Loss)	$	**(1,843,836)**

See accompanying notes to financial statements.

VirZOOM Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock		Preferred Stock		Additional Paid-In Capital	Equity issuance costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2021	7,409,009	$ 740	49,553,474	$ 496	$ 11,887,107	$ (109,392)	$ (16,390,173)	$ (4,611,223)
Conversion of notes	-	-	12,903,742	129	3,173,710	-	-	3,173,839
Issuance of preferred shares	-	-	3,409,464	34	1,081,092	(92,077)	-	989,049
expense	-	-	-	-	157,903	-		157,903
Net income/(loss)	-	-			-	-	(1,843,836)	(1,843,836)
Balance—December 31, 2022	7,409,009	$ 740	65,866,680	$ 659	$ 16,299,812	$ (201,469)	$ (18,234,010)	$ (2,134,267)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(1,843,836)
Non-cash items:		
Share based compensation expense		157,903
Changes in operating assets and liabilities:		
Inventory		8,649
Accounts receivable		2,766
Prepaids and other current assets		(15,701)
Accounts Payable		(64,803)
Credit cards		(8,705)
Other current liabilities		276,921
Net cash provided/(used) by operating activities		**(1,486,806)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangibles		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of preffered shares		989,049
Borrowing on Notes		620,000
Repayment of notes		(78,669)
Net cash provided/(used) by financing activities		**1,530,380**
Change in Cash		43,574
Cash—beginning of year		49,669
Cash—end of year	$	**93,243**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note		-
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

VirZOOM Inc. was incorporated on February 13, 2015, in the state of Delaware. The financial statements of VirZOOM Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cambridge, Massachusetts.

VirZOOM Inc. is operates in the gaming and technology industry and specifically the virtual reality sector. The Company offers virtual reality exercise games on subscription basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents do not exceed FDIC insured limits.

Income Taxes

VirZOOM Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company has filed its corporate income tax return for the period ended December 31, 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2022 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company is following the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

The Company earns revenue from virtual reality exercise games on subscription basis.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, amounted to $177,057, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retain earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

There were no effects since the Company has no active lease agreements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022
Accrued espenses	$	1,216,611
Customer deposits		58,661
Tax liability		2,007
Total Other Current Liabilities	$	**1,277,279**

Other current assets consist of the following items:

As of Year Ended December 31,		2022
Prepaid expenses	$	19,305
Undeposited fees		12,813
Total Other Current Assets	$	**32,119**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,141,196 shares of Common Stock with a $0,0001 par value. As of December 31, 2022, 7,409,009 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 76,263,234 shares of Preferred Stock with a $0,00001 par value, designating 35,307,476 of such shares Series Seed 1 Preferred Stock, 12,311,249 of such shares Series Seed 2 Preferred Stock, 5,221,044 of such shares Series Seed 3 Preferred Stock, 2,192,493 of such shares Series A-1 Preferred Stock, 5,245,667 of such shares Series A-2 Preferred Stock, 3,138,395 of such shares Series A-3 Preferred Stock, 2,341,618 of such shares Series A-4 Preferred Stock and 10,505,292 of such shares Series A-5 Preferred Stock.

As of December 31, 2022 Preferred Stock that are issued and outstanding consist of: 32,201,341 of such shares Series Seed 1 Preferred Stock, 12,311,249 of such shares Series Seed 2 Preferred Stock, 4,176,366 of such shares Series Seed 3 Preferred Stock, 2,192,493 of such shares Series A-1 Preferred Stock, 5,231,236 of such shares Series A-2 Preferred Stock, 3,138,395 of such shares Series A-3 Preferred Stock, 2,341,618 of such shares Series A-4 Preferred Stock and 3,409,464 of such shares Series A-5 Preferred Stock.

5. SHAREBASED COMPENSATION

During 2015, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 13,194,700 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	5.47
Risk-free interest rate	2.77%
Expected volatility	28%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	2,000,000	$ 0.03	7.15
Exercisable Options at December 31, 2021	2,000,000	$ 0.03	7.15
Granted	10,900,000	$ -	9.27
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	12,900,000	$ 0.03	8.79
Exercisable Options at December 31, 2022	12,900,000	$ 0.03	8.79

Stock option expenses for the year ended December 31, 2022 was $157,903.

6. DEBT

Loans and Promissory Notes

During the years presented, the Company entered into loan agreement and promissory notes. The details of the Company's loan and promissory notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Notes 2021 (various lenders)	$ 111,578	8.00%	2021	2022	$ 8,926	$ 8,926	$ 111,578	$ -	$ 111,578
PPP Loan	38,400	3.75%	5.24.2020	5.24.2050	1,440	1,440	-	38,400	38,400
Total					$ 10,366	$ 10,366	$ 111,578	$ 38,400	$ 38,400

VIRZOOM INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023	$	111,578
2024		-
2025		-
2026		-
Thereafter		38,400
Total	**$**	**149,978**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes 2022 (various lenders)	$ 620,000	8.00%	2022	12.31.2023	$ 5,092	5,092	$ 620,000	$ -	$ 625,092
Total					$ 5,092	$ 5,092	$ 620,000	$ -	$ 625,092

The convertible notes are convertible into preferred shares at a conversion price. The conversion price is defined as equal to the deemed value per share of the Company's Common Stock (the "Common Stock") on the Maturity Date, which deemed value per share of the Common Stock shall be calculated on a fully diluted basis (x) assuming that the Company's equity value on the Maturity Date is equal to sixteen million dollars ($16,000,000), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date (the "Capped Conversion Price"). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Convertible Note Conversion

During the year, the Company converted $3,151,617 of notes and $22,222 of related accrued interest into 12,903,742 shares of Preferred Stock Series A1-A4.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, consists of the following:

As of Year Ended December 31,		2022
Net Operating Loss	$	(534,713)
Valuation Allowance		534,713
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, are as follows:

As of Year Ended December 31,	2022
Net Operating Loss	$ (5,287,863)
Valuation Allowance	5,287,863
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had net operating loss ("NOL") carryforwards of approximately $18,234,009. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

There were no related party transactions.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,843,836, an operating cash flow loss of $1,486,806, and liquid assets in cash of $93,243, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 24, 2023, which is the date the financial statements were available to be issued.

In the year 2023, the company successfully raised $60,324 through the issuance of 173,436 Series A-5 Preferred Stock shares on the StartEngine Crowdfunding Platform.

In the year 2023, the company issued Convertible Notes in the total sum of $160,000, which carry an interest rate of 8% and have a maturity on August 15, 2023 or, if extended pursuant to the LOC Note Purchase Agreement, to February 15, 2024.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

VIRZOOM, INC.

AUDITED FINANCIAL STATEMENTS FOR THE
YEAR ENDING DECEMBER 31, 2021

DATE ISSUED: March 24, 2022

VIRZOOM, INC.

Audited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2021

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of VIRZOOM, INC.,

56 JFK Street, 3F

Cambridge, MA 02138

I have audited the accompanying financial statements of VIRZOOM, INC., which comprise the Balance Sheet as of December 31, 2021, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of VIRZOOM, INC. as of December 31, 2021, and the results of its operations and cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.



03/24/2022

3

VIRZOOM, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2021

		As of December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	49,669
Accounts receivable, net		20,741
Inventories		8,649
Other receivables		16,418
Total current assets		95,477
Fixed & Intangible assets:		
Property, plant & equipment		-
(Less accumulated depreciation)		-
Intangible assets		-
(Less accumulated amortization)		-
Total Fixed & Intangible Assets		-
Non-current assets:		
Due from Shareholders		-
Total non-current assets		-
Total Assets	$	**95,477**
Liabilities & Stockholders' Equity		
Current liabilities:		
Convertible Promissory notes		1,770,153
Accrued interest- Convertible promissory notes		204,377
SAFE convertible notes		1,251,851
Accrued executive compensation		774,062
Accounts Payable		293,695
Short-term loans		140,248
Accrued interest - short-term loans		181,203
Credit cards		12,597
Deferred revenue		40,544
Other payables		2,007
Total current liabilities		**4,670,737**

The accompanying notes are an integral part of these financial statements.

VIRZOOM, INC.

BALANCE SHEET

(Continued)

FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Non-current Liabilities:		
Economic Injury Disaster Loan (EIDL)		38,400
Total non-current liabilities		38,400
Total liabilities	$	**4,709,137**
Stockholders' equity (deficit):		
Common stock, $0.0001 par value, 100,141,196 shares authorized, 7,404,009 shares issued and outstanding as of December 31, 2021		740
Preferred stock, $0.00001 par value, 75,557,587 shares authorized, 49,553,474 shares issued and outstanding as of December 31, 2021		496
Additional Paid-in Capital		11,777,716
Retained Earnings (accumulated deficit)		(14,837,451)
Net income (loss)		(1,555,161)
Total stockholders' equity (deficit):		**(4,613,660)**
Total Liabilities and stockholders' equity (deficit)	$	**95,477**

The accompanying notes are an integral part of these financial statements.

VIRZOOM, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2021

		2021
Revenue:		
Subscription revenue	$	459,757
Other operating revenue		-
Total revenues		459,757
Cost of sales		114,302
Gross Profit		**345,455**
Expenses:		
Salaries, benefits & Payroll taxes		1,342,314
General & Administrative expenses		76,655
Stock based compensation expense		36,952
Insurance		12,156
Legal & Professional Services		382,005
Advertising & Marketing		153,613
Total Expenses		2,003,695
Income (loss) from operations		**(1,658,240)**
Other Income (Expenses):		
Interest expenses		(196,102)
SBA- Paycheck protection program grant		301,100
Referral income		1,207
Other expenses		(3,126)
Total Other Income (expenses)		**103,079**
Net income (loss) for the year	$	**(1,555,161)**

The accompanying notes are an integral part of these financial statements

VIRZOOM, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2021

	Common stock (shares)	Common stock (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital (net of capital raising costs)	Retained earnings (accumulated deficit)	Total
Beginning balance, December 31, 2020	7,404,009	740	48,688,956	487	11,472,082	(14,837,451)	(3,364,142)
Issuance of Common stock	-	-	-	-	-	-	-
Issuance of Preferred stock	-	-	864,518	9	268,682	-	268,691
Stock based compensation expense	-	-	-	-	36,952	-	36,952
Net income (loss)						(1,555,161)	(1,555,161)
Ending Balance, December 31, 2021	7,404,009	740	49,553,474	496	11,777,716	(16,392,612)	(4,613,660)

The accompanying notes are an integral part of these financial statements

7

VIRZOOM, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Cash flow From Operating Activities:		
Net income (loss)	$	(1,555,161)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Stock based compensation expense		36,952
Changes in:		
Prepaid expenses		
Prepaid expenses		8,247
Accounts Receivable		(20,741)
Credit Cards		6,475
Accrued executive compensation		115,000
Accrued Interest payable		194,354
Deferred revenues		894
Other payables		3,469
Short-term loans		7,405
Other receivables		8,040
Accounts Payable		70,113
Net cash provided (used) by operating activities		**(1,124,953)**
Cash flow From Investing Activities:		
Acquisitions, fixed assets		-
Disposals of fixed assets		-
Net cash provided (used) by investing activities		-
Cash flow from Financing Activities		
Issuance of SAFE convertible notes		308,000
Issuance of convertible promissory notes		605,000
Proceeds from issuance of Series A-1 Preferred Stock		276,357
PPP grants		(164,857)
Net cash provided (used) by financing activities		**1,024,500**
Increase (decrease) in Cash		(100,453)
Cash, beginning of year		150,122
Cash, end of year	$	**49,669**

The accompanying notes are an integral part of these financial statements

8


VIRZOOM, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021


About the Company & its Nature of operations

VIRZOOM, INC. ('the Company'), is a corporation formed pursuant to the State of Delaware's General Corporation law on February 13, 2015, and is headquartered in Cambridge, Massachusetts. The Company operates in the gaming technology industry and specifically the virtual reality sector. The Company offers virtual reality exercise games on subscription basis which can be experienced using virtual reality devices and systems.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates uncertainty about the ability of the Company to continue as a going concern. The Company operates at net losses since its inception with accumulated losses totaling $16,392,612 as of December 31, 2021.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 1, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its subscription product, and its ability to generate positive operational cash flow.

Fiscal year

The Company operates on a December 31st year-end.

VIRZOOM, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of December 31, 2021.

Inventories

Inventory consists of units of legacy hardware used to adapt third party stationary bikes to third party VR headsets. Inventories are stated at the lower of cost (average costs) or market (net realizable value). Inventory as of December 31, 2021, consisted solely of finished products located at the Company's employee home offices in Massachusetts:

VZ-S – VirZOOM Sensor & Button Kit, a Bluetooth product that straps onto the rank arm of any stationary bike, retrofitting them to become VirZOOM controllers. The balance in sensor inventory was $8,649 as of December 31, 2021. This product was discontinued in 2020 and the remaining inventory is held primarily for warranty replacement.

SAFE (Single Agreement for Future Equity) Convertible notes

During 2021, the Company issued Simple Agreements for Future Equity ("SAFE") for a total of $308,000 at a post money valuation CAP of $20,000,000 and a discount rate of 85%. The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

In the event of an Equity Financing, the SAFEs will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price which is equal to either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

If there is a Liquidity Event before the termination of the SAFEs, the SAFEs will automatically be entitled (subject to certain liquidation priority rules) to receive a portion of Proceeds, due and payable to the Investors immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investors will be given the same choice, provided that any given investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investors by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to the Investors and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investors and the Purchase Amount will be due and payable by the Company to the Investors immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of the instruments ("Senior Preferred Holders") and (ii) the Investor and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before the termination of the SAFEs, the Investors will automatically be entitled (subject to certain liquidation priority rules) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investors immediately prior to the consummation of the Dissolution Event.

The SAFEs will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with these SAFE agreements) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investors pursuant to the automatic conversion of the SAFEs subsequent to an Equity Financing event; or (ii) the payment, or setting aside for payment, of amounts due the Investors.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2021.

Convertible promissory notes

During 2021, the company issued non-prepayable unsecured convertible promissory notes ('the Notes') in the amount of $605,000. The Notes bear interest at a rate of 8% per annum and mature no later than December 31, 2022.

All outstanding principal and accrued and unpaid interest under the Notes will be automatically converted into equity securities of the Company in connection with the closing of the first sale of equity securities in a bona fide equity financing after the Effective Date involving gross proceeds to the Company of not less than two million dollars ($2,000,000), excluding amounts received as a result of the conversion of the Related Notes (the "Subsequent Qualified Financing"), if, and only if, the Notes are outstanding at the time of the closing of such Subsequent Qualified Financing and such Subsequent Qualified Financing occurs before the Maturity Date. Upon a conversion, all outstanding principal and accrued and unpaid interest under the Notes will convert into a number of the equity securities sold by the Company in the Subsequent Qualified Financing equal to the quotient of (i) the principal balance of the Notes plus all accrued and unpaid interest thereon divided by (ii) the per share price at which such equity securities are sold by the Company in the Subsequent Qualified Financing multiplied by a fraction, the numerator of which is sixteen million dollars ($16,000,000) and the denominator of which is the pre-money valuation of the Company used in determining the per share price at which the equity securities are sold by the Company in the Subsequent Qualified Financing. As of December 31, 2021, these notes remain outstanding.

If no Subsequent Qualified Financing shall have closed prior to the Maturity Date, and the Notes have not otherwise been converted, then, effective as of the Maturity Date, all outstanding principal and accrued and unpaid interest under the Notes will be automatically converted into shares of 'Maturity Date Preferred Stock' at a conversion price equal to the deemed value per share of the Company's common stock on the Maturity Date, which deemed value per share of the Common Stock will be calculated on a fully diluted basis (x) assuming that the Company's equity value on the Maturity Date is equal to sixteen million dollars ($16,000,000), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date (the "Capped Conversion Price"). For purposes of the Notes, the term "Maturity Date Preferred Stock" means a new series of preferred stock of the Company to be created at the time of the conversion of the Notes, which new series of preferred stock shall rank pari passu upon liquidation with the most senior series of preferred stock of the Company then outstanding, if any, and will otherwise have the same rights, obligations, and preferences as are currently provided to the holders of the Company's then most senior series of preferred stock.

Convertible promissory notes outstanding as of December 31, 2021, included $1,165,153 in notes issued prior to 2021. Accrued interest payable on these notes totaled $182,471 as of December 31, 2021. These notes remain outstanding for the year then ended.

Accrued interest payable on the Notes issued during 2021 totaled $21,906 as of December 31, 2021.

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. The Company obtained two PPP loans between 2020 and 2021 and as of December 31, 2021, PPP loans totaling $301,100 were forgiven and recorded in other income.

Economic Injury Disaster Loan (EIDL)

The Company obtained an Economic Injury Disaster Loan (EIDL) from the U.S. Small Business Administration (SBA) for $38,400 on May 24, 2020. The loan bears an interest rate of 3.75% per annum.

Monthly installment payments, including principal and interest, of $188 begin 12 months from the date of the loan and the balance of principal and interest is payable 30 years from the date of the loan.

The Collateral to secure the loan includes the following property that the Company owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest the Company grants the SBA includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

VIRZOOM, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the global economy, created significant financial market volatility, and disrupted global supply chains. Moreover, several international, national, state and local governments have placed restrictions on people from gathering in groups or interacting within a certain physical distance.

The Company cannot precisely predict the impact that the COVID-19 pandemic will have in the future due to numerous uncertainties, including the severity, duration and resurgences of the disease and new variants, actions that may be taken by governmental authorities, the impact to the business of potential variations or disruptions in the supply chain.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company operates on a subscription-centric business model and offers monthly and annual subscriptions to software and records those unearned subscriptions by end of year as a short-term liability ('deferred revenue').

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the state of Delaware.

Equity

During 2021, the Company amended its certificate of incorporation to authorize the issuance of 100,141,196 shares of Common Stock at a par value of $0.0001 per share, and 75,557,587 shares of Preferred Stock at a par value of $0.00001 per share, designating 35,307,476 of such shares Series Seed 1 Preferred Stock, 12,311,249 of such shares Series Seed 2 Preferred Stock, 5,221,044 of such shares Series Seed 3 Preferred Stock, 2,192,493 of such shares Series A-1

VIRZOOM, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Preferred Stock, 5,245,667 of such shares Series A-2 Preferred Stock, and 2,788,056 of such shares Series A-3 Preferred Stock, 1,986,910 of such shares Series A-4 Preferred Stock and 10,505,292 of such shares Series A-5 Preferred Stock; and (ii) enumerate the powers, privileges, rights, qualifications, limitations and restrictions of the Preferred Stock, including, among other things, (a) decreasing the Preference Rate from 1.5 times the applicable original issue price per share of Preferred Stock to 1 time the applicable original issue price per share of Preferred Stock (as the "New Preference Rate"), and (b) modifying the liquidation preference such that holders of Preferred Stock will be entitled to receive their applicable New Preference Rate plus declared and unpaid dividends thereon (or, if greater, the amount that such holder of Preferred Stock would receive on an as-converted to Common Stock basis), with the balance of any distributable proceeds to be distributed pro rata to holders of Common Stock.

Additionally, the amendments authorized an increase in the Corporation's reservation for issuance pursuant to the Company's 2015 Equity Incentive Plan of up to 17,179,600 shares of Common Stock.

Common Stock

As of December 31, 2021, the total number of shares of Common Stock issued and outstanding was 7,404,009.

Series Seed 1 Preferred Stock

As of December 31, 2021, the total number of shares of Series Seed 1 Preferred Stock issued and outstanding was 32,201,341.

Series Seed 2 Preferred Stock

As of December 31, 2021, the total number of shares of Series Seed 2 Preferred Stock issued and outstanding was 12,311,249.

VIRZOOM, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Series Seed 3 Preferred Stock

As of December 31, 2021, the total number of shares of Series Seed 3 Preferred Stock issued and outstanding was 4,176,366.

Series A-1 Preferred Stock

In 2021, the Company issued 864,518 in Series A-1 Preferred Stock shares. The shares were offered under subscription agreements to eligible crowdfunding investors in reliance on the exemption under Section 4(a)(6) of the Securities Act of 1933, as amended. The investors received an 'early bird' discount of 20%, reducing the price per share to $0.0384 (from the original price of $0.48). The maximum amount to be raised under the offering is $5,000,000.

From and after the date of the issuance of (A) shares of Series Seed 1 Preferred Stock, dividends at the rate per annum of $0.01134 per share will accrue on such shares of Series Seed 1 Preferred Stock, (B) shares of Series Seed 2 Preferred Stock, dividends at the rate per annum of $0.01067 per share will accrue on such shares of Series Seed 2 Preferred Stock, and (C) shares of Series Seed 3 Preferred Stock, dividends at the rate per annum of $0.01334 per share will accrue on such shares of Series Seed 3 Preferred Stock (in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Series Seed Preferred Stock).

The Company has 3,106,135 of Series Seed 1 and 1,044,078 of Series Seed 3 warrants outstanding as of December 31, 2021. No other warrants have been issued or are outstanding as of December 31, 2021. The warrants issued have a 10-year expiration date. Series Seed 1 and Series Seed 3 warrants issued had an exercise price of $0.01 and $0.22239 per share, respectively (at a weighted average of $0.06 per share). In 2021, the Company issued 34,567 in Series Seed 3 warrants.

VIRZOOM, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The Company recognized stock compensation expense over the vesting periods in the amount of $36,952 for the year ended December 31, 2021, which was charged to paid-in capital. The company has fully recognized stock compensation expense as of December 31, 2021. The Company has 2,000,000 options outstanding as of December 31, 2021, all of which are exercisable. All issued options expire at varying times between 2025 and 2027 and had a weighted average exercise price of $0.26 as of December 31, 2021.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. Material related party transactions are required to be disclosed in the financial statements, other than compensation arrangements, expense allowances and other similar items in the ordinary course of business. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which a statement of operations is presented and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amount of transactions for each of the periods for which a statement of operations is presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

The Company owes one of its board members, Eric Janszen, deferred compensation which was accrued since 2017. The balance of executive compensation due to Eric Janszen totaled $774,062 as of December 31, 2021. These dues are to be paid by the Company once sufficient cashflows exist to cover the aforementioned balance and upon shareholder approval. Moreover, the Company has an employee receivable from Eric Malafeew in the amount of $3,141 for the year ending December 31, 2021. Eric Janszen and Eric Malefeew are employees of the company; Eric Janszen is Co-founder, President and Chief Executive Officer and Eric Malafeew is the Co-

Founder and Chief Technology Officer. As of December 31, 2021, Eric Janszen held 3,070,200 in Common stock shares and Eric Malafeew held 2,949,800 in Common stock, 263,664 in Series Seed 1 Preferred stock and 25,307 in Series Seed 1 warrants.

Recent Accounting Pronouncements

The FASB recently issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, to reduce complexity in applying GAAP to certain financial instruments with characteristics of liabilities and equity. The guidance in ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer's own stock and classified in stockholders' equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The amendments in ASU 2020-06 are effective for public entities for fiscal years beginning after December 15, 2021, with early adoption permitted (for "emerging growth company" beginning after December 15, 2023). The Company will be evaluating the impact this standard will have on the Company's financial statements.

As the Company continues to grow and increase its operating and financial reporting capabilities, it will continually evaluate future standards for impact, applicability, and provide disclosure of any impact, as necessary.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

Subsequent events

The Company evaluated subsequent events through February 1, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.

VirZoom, Inc.
Balance Sheets

ASSETS

	December 31, 2020	December 31, 2019
Current assets:		
Cash	150,122	49,586
Receivables, net	8,977	20,574
Inventory	8,649	57,719
Prepaid items	18,806	6,141
Total current assets	186,553	134,020
Property, plant, and equipment (net)	-	-
Other assets		
Deposits	25,000	32,874
Total other assets	25,000	32,874
Total Assets	$ 211,553	$ 166,894

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2020	December 31, 2019
Liabilities		
Accounts payable and accrued expenses	$ 250,873	$ 283,554
Accrued executive compensation	659,062	523,157
Accrued interest - convertible debt	87,349	2,858
Accrued interest - short-term notes	98,578	247,001
Deferred revenue	39,650	19,525
Short-term notes payable	132,843	305,000
Convertible notes payable	1,190,153	282,000
Total current liabilities	2,458,507	1,663,095
SAFE agreements	918,851	281,745
PPP-EIDL Funding	204,337	
Total liabilities	3,581,695	1,944,840
Commitments & contingencies	-	-
Stockholders' equity:		
Preferred stock, $.0001 par value; 53,282,199 shares authorized, 48,688,959 and 48,688,959 shares issued and outstanding, respectively	4,869	4,869
Common stock, $.0001 par value; 62,686,208 shares authorized, 7,404,009 and 7,404,009 shares issued and outstanding, respectively	740	740
Additional paid-in capital - preferred stock	11,467,700	11,353,652
Accumulated deficit	(14,843,451)	(13,137,207)
Total stockholders' equity	(3,370,142)	(1,777,946)
Total liabilities & stockholders' equity	$ 211,553	$ 166,894

See independent auditors' report
The accompanying notes are an integral part of these financial statements

VirZoom, Inc.
Statements of Operations

	Year ended December 31,	
	2020	2019
Revenue	372,537	202,250
Cost of goods sold	102,739	161,459
Gross income	269,798	40,791
Expenses:		
Payroll	1,030,933	1,297,570
Advertising and promotion	203,420	162,379
Research and development	9,670	39,838
Consulting fees	323,469	140,394
Professional fees	12,776	72,543
Stock compensation	114,048	857,660
Rent & facility costs	53,142	72,077
Travel	1,894	8,593
General and administrative	81,611	97,157
Total operating expenses	1,830,963	2,748,211
Net loss from operations	(1,561,165)	(2,707,420)
Other income and (expense)		
Interest expense	(145,079)	(136,857)
Other income	-	-
Net loss before provision for income tax	(1,706,244)	(2,844,277)
Provision for income taxes	-	-
Net Loss	$ (1,706,244)	$ (2,844,277)
Loss per common share - Basic and fully diluted	$ (0.23)	$ (0.38)
Weighted average number of shares outstanding - Basic and fully diluted	7,404,009	7,404,009

VirZoom, Inc.
Statement of Stockholders' Equity
For the years ended December 31, 2020 and 2019

	Common Stock		Preferred Stock								
	Common Stock Shares	Amount	Series Seed 1 Shares	Series Seed 1 Amount	Series Seed 2 Shares	Series Seed 2 Amount	Series Seed 3 Shares	Series Seed 3 Amount	Additional Paid in Capital	Accumulated Deficit	Total
Balance December 31, 2018	7,404,009	740	-	-	-	-	-	-	1,294,751	(10,292,930)	(8,997,439)
Conversion of notes payable and interest to Series Seed 1			32,201,341	3,220					6,083,813		6,087,033
Series Seed 1 warrants issued									690,800		690,800
Conversion of notes payable and interest to Series Seed 2					12,311,249	1,231			2,189,325		2,190,556
Purchase of Series Seed 3 Preferred Stock							4,176,366	418	928,102		928,520
Stock option expense									166,861		166,861
Net Loss										(2,844,277)	(2,844,277)
Balance - December 31, 2019	7,404,009	$ 740	32,201,341	$ 3,220	12,311,249	$ 1,231	4,176,366	$ 418	$ 11,353,652	$ (13,137,207)	$ (1,777,946)
Stock option expense									114,048		114,048
Net loss	-									(1,706,244)	(1,706,244)
Balance December 31, 2020	7,404,009	740	32,201,341	3,220	12,311,249	1,231	4,176,366	418	11,467,700	(14,843,451)	(3,370,142)

See independent auditors' report
The accompanying notes are an integral part of these financial statements

VirZoom, Inc.
Statements of Cash Flows

		2020		Year ended Dece 2019
Cash flows from operating activities:				
Net loss	$	(1,706,244)	$	(2,844,277)
Adjustments to reconcile net loss to net cash used by operating activities:				
Stock based compensation		114,048		857,661
Change in assets and liabilities				
Accounts receivable		11,597		(9,719)
Inventory		49,070		67,204
Prepaid items		(12,665)		26,807
Accounts payable and accrued expenses		(24,552)		804
Accrued executive compensation		135,905		189,189
Accrued interest - convertible notes		109,222		136,888
Deferred revenue		20,125		19,525
Net cash used by operating activities		(1,303,494)		(1,555,918)
Cash flows from investing activities:				
Purchase of PP&E		-		-
Net cash (used) provided by investing activities		-		-
Cash flows from financing activities:				
Proceeds from issuance of Series Seed preferred stock				928,783
Proceeds from sale of short-term notes payable		56,000		-
Repayments of short-term notes payable		(23,158)		-
Proceeds from sale of convertible notes payable		530,000		387,000
Proceeds from sale of SAFE agreements		636,850		281,745
Proceeds from PPP-EIDL Funding		204,337		
Net cash provided by financing activities		1,404,029		1,597,528
Net increase (decrease) in cash		100,536		41,610
Cash at beginning of period		49,586		7,976
Cash at end of period	$	150,122	$	49,586
Supplemental cash flow information:				
Cash paid during the period for:				
Interest	$	-	$	-
Income taxes	$	-	$	-
Non-cash investing and financing activities:				
Conversion of convertible debt & interest to Series Seed 1 & 2 preferred shares	$	-	$	8,277,328
Proof	$	0	$	-

See independent auditors' report
The accompanying notes are an integral part of these financial statements

Note 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING

Organization

VirZoom, Inc. was incorporated in Delaware on February 13, 2015 and is headquartered in Cambridge, Massachusetts. The Company develops and sells virtual reality, multi-player games made for active motion control on a stationary bicycle. VirZoom has generated revenues by selling its products either directly online or via a number of partnerships which were launched in 2016. During 2020, the Company shifted its business model to a subscription-centric business model which primarily focuses on software subscriptions.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature.

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue under the guidance of ASC 606 when all of the following criteria have been met:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligation in the contract; and
- Recognition of revenue when or as the Company satisfies the performance obligation.

6

Identification of the contract with a customer —The Company documents all terms of an arrangement in a written contract signed by the customer prior to recognizing revenue.

Identification of the performance obligations in the contract —
Hardware: The Company delivers all products prior to recognizing revenue. The Company typically requires a full deposit prior to order production. All deposits are classified as deferred revenue until all revenue recognition criteria are met.
Software: The Company requires an upfront subscription fee, which is considered deferred revenue until such time as the Company meets its monthly performance obligations of allowing the customer access to its platform.

Determination of the transaction price—Prior to recognizing revenue, a customer's fee is either fixed or determinable under the terms of the written contract. The customer's fee is negotiated at the outset of the arrangement and is not subject to refund or adjustment during the initial term of the arrangement.

VirZoom recognizes revenue for direct sales when the equipment is shipped to the end user. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

VirZoom recognizes revenue for VZ Arcade Platform on a monthly basis. For monthly VZ Arcade plans, revenue is recognized in the month that the transaction occurs. For annual subscription plans, 1/12 of the annual fee is recognized on a monthly basis and the balance with the balance remaining in deferred revenue.

VirZoom uses third-party processors such as Amazon, Ebay, Celery and Stripe to manage its payments from customers. These third-party provide periodic reports detailing the unit sales and the Company then books an accounts receivable for the proceeds owed by the third-parties. The Company's wholesale revenue is almost exclusively through Amazon and all shipments, invoices, and related payments are entered through the Amazon platform Vendor Central and the Company records accounts receivable for the proceeds owed by Amazon. The Company directly invoices and reconciles any commercial or wholesale revenue outside of the aforementioned scenarios.

Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance.

Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company recorded an allowance for doubtful accounts in the amount of $7,396 as of December 31, 2019. The Company had $nil net customer accounts receivable balances as of December 31, 2020 and 2019, and had $5,836 and $17,433, respectively in receivables from its third-party processors.

The Company also had $3,141 and $3,141 as of December 31, 2020 and 2019, respectively, in employee receivables related to the use of a company credit card by management for personal expenses. The Company expects to collect on the balance within the upcoming year and determined no allowance for doubtful accounts was necessary.

Property, Plant and Equipment
VirZoom's property, plant and equipment consists solely of computer equipment which has been fully depreciated over their expected useful life of 3 years.

Shipping and Handling
The Company's shipping and handling costs are expensed as incurred and charged to cost of goods sold.

Inventory
VirZoom's inventory consists of units of legacy hardware used to adapt third party stationary bikes to third party VR headsets. Inventories are stated at the lower of cost (average costs) or market (net realizable value). Inventory as of December 31, 2020 and 2019 consisted solely of finished products located at the Company's employee home offices in Massachusetts:

> VZ-S – VirZOOM Sensor & Button Kit, a Bluetooth product that straps onto the rank arm of any stationary bike, retrofitting them to become VirZOOM controllers. The balance in sensor inventory was $8,649 and $57,719 at December 31, 2020 and 2019, respectively. This product was discontinued in 2020 and remaining inventory is held primarily for warranty replacement.

Net Income (Loss) per Common Share
The Company calculates net income (loss) per share based on the authoritative guidance. Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. Total dilutive securities including the conversion of preferred shares, warrants, options and convertible debt to preferred shares could

potentially bring the number of common shares to a total of approximately 63,273,665 as of December 31, 2020 and 2019. The amount as of December 31, 2019 would exceed the authorized shares by approximately 587,000 shares. Due to the fact that the majority of preferred shares, warrants, options and convertible debt is not expected to be exercised in the near future, there is no imminent requirement that the number of authorized capital stock be increased. At an appropriate time, the Company envisions seeking shareholder approval of an increase in the Company's authorized capitalization to some greater number of authorized shares.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2035, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2020, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	December 31, 2020	December 31, 2019
Deferred tax asset:		
Net operating loss carryforward	$ 3,129,780	$ 2,758,813
Total deferred tax asset	3,129,780	2,758,813
Valuation allowance	(3,129,780)	(2,758,813)
Deferred tax asset, net	$ -	$ -

Cash and Cash Equivalents

The Company records all highly-liquid investments with a maturity of 90 days or less as cash equivalents.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $203,420 and $162,379 advertising costs, respectively. Of the recognized advertising costs, the Company spent $42,000 and $50,000 in traditional public relations and branding for the years ending December 31st, 2020 and 2019 respectively. The remainder of the advertising costs were almost exclusively related to optimizing online search through Google Ads, Facebook and supporting platforms to increase signups and conversions.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

For non-employee stock-based compensation, the Company has adopted ASU 2018-07, *Improvements to Nonemployee Share-Based Payment Accounting* which expands the scope of ASC 718 *Compensation – Stock Compensation*, to include share-based payment transactions for acquiring goods and services from nonemployees and requires stock-based compensation related to non-employees to be accounted for based on the fair value of the related stock or options or the fair value of the services on the grant date, whichever is more readily determinable in accordance with ASC Topic 718.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Recent Accounting Pronouncements

The FASB recently issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, to reduce complexity in applying GAAP to certain financial instruments with characteristics of liabilities and equity. The guidance in ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer's own stock and classified in stockholders' equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The amendments in ASU 2020-06 are effective for public entities for fiscal years beginning after December 15, 2021 with early adoption permitted (for "emerging growth company" beginning after December 15, 2023). The Company will be evaluating the impact this standard will have on the Company's financial statements.

As the Company continues to grow and increase its operating and financial reporting capabilities, it will continually evaluate future standards for impact, applicability, and provide disclosure of any impact, as necessary.

NOTE 4 – PREPAID ITEMS AND DEPOSITS

As of December 31, 2019, the Company's deposits account consists of $7,874 representing the first and last month's lease payments, and a $25,000 deposit with Square 1 Bank, which serves as collateral for its corporate credit card. During the year ended December 31, 2020, the Company ceased occupancy of its leased space and fully expensed the remainder of the security deposit.

The Company's prepaid items consist of the following:

	December 31, 2020	December 31, 2019
Prepaid software	10,558	
Prepaid insurance	8,247	6,141
Prepaid inventory costs		-
	18,806	6,141

NOTE 5 – SHORT-TERM NOTES PAYABLE

During the year ended December 31, 2018, the Company issued short-term promissory notes with maturity dates 6-months from when the amounts were borrowed. Four of the six notes matured as of the end of the year with two note holders signing amendments to extend the maturity date for another six months while the other two notes were in default. These notes accrue interest at either the original rate of roughly 24% per annum or the default rate of roughly 48% per annum.

During the year ending December 31, 2018, the Company issued an additional four short-term promissory notes. These notes accrue interest at the rate of roughly 15% per annum. No short-term promissory notes were issued during the years ending December 31, 2019 and December 31, 2020.

During the year ending December 31, 2020, short-term note holders agreed to convert $205,000 in principal and $173,153 in accrued interest into the available 2019 NPA security. Accrued interest owing on remaining outstanding short-term notes was $98,578 and $247,001 as of December 31, 2020 and 2019, respectively.

During the year ending December 31, 2020, the company received $56,000 in a revenue advance through merchant processor Stripe for a $6,484 fixed fee. The advance is repaid as a percentage of merchant sales. Remaining balance for revenue advance and fixed fee was $32,842 as of December 31, 2020.

NOTE 6 – PPP Funding

During the year ended December 31, 2020, the Company applied for and received $160,400 in PPP first draw funding. The company had spent these funds on applicable payroll and rent expenses and the debt was fully forgiven in May of 2021. In the year ending December 31st 2020, the company also received $44,300 in EIDL funding. These funds do not have a repayment requirement, however the company has elected to report these as a liability until such time as full documentation and repayment guidance is received from the government.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

The Company continues to issue convertible debt notes to fund its operations to date, totaling $282,000 in new note principal issued during the year ended December 31, 2019. The 2019 Note Purchase Agreement, which authorized the issuance of up to $1,500,000 at an 8% interest rate and $16,000,000 Valuation Cap was funded with $1,190,153 and $282,000 and as of December 31, 2020 and 2019, respectively. Of the $1,190,153 balance as of December 31st, 2020, only $530,000 was new money contributed in 2020, $378,154 was the conversion as discussed in Note 5. Accrued interest owed on these notes was $87,349 and $2,858 as of December 31, 2020 and 2019, respectively.. The 2015 Note Purchase Agreements were converted into Series Seed 1 preferred stock during 2019. $5,500,000 in principal and $587,033 in accrued interest were converted into 32,201,341 Series Seed 1 preferred shares. The 2017 Note Purchase Agreements were converted into Series Seed 2 preferred stock during 2019. $2,109,250 in principal and $81,045 in accrued interest were converted into 12,311,249 Series Seed 2 preferred shares. No 2015 or 2017 Note Purchase Agreements remain unconverted as of December 31, 2019.

NOTE 8 – SAFE AGREEMENTS

During 2019, the Company authorized a SAFE Convertible Note through the Reg CF crowdfunding platform WeFunder which raised $281,745. The 2019 WeFunder SAFE Convertible note carries no interest and converts with at the lesser of a 20% discount or $8,000,000 valuation cap. Wefunder charged a 5% or $14,087 platform fee for the 2019 Reg CF fundraising on their platform. During 2020, the Company authorized an additional SAFE Convertible Note through the Reg CF crowdfunding platform WeFunder which raised $637,106 through the platform and through selling the same security directly. The 2020 SAFE Convertible note carries no interest and converts with at the lesser of a 15% discount or $20,000,000 valuation cap. Wefunder charged a 5% or $29,374 platform fee for the 2020 Reg CF funds raised through their platform, considered a discount on SAFE liability and charged to interest expense.

SAFE agreements are convertible into shares of SAFE preferred stock equal to the balance divided by conversion price. The number of SAFE preferred shares the agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: (1) the SAFE price, which is equal to the valuation cap divided by the Company's capitalization, or (2) the discount price, which is the price per share of the standard preferred stock sold in the equity financing multiplied by the discount rate.

At December 31, 2020, the SAFE agreements had not yet been converted as a qualifying financing had not yet occurred. No shares of SAFE preferred stock have been authorized or established as of December 31, 2019 but will be prior to the qualifying financing. The SAFE agreements are recorded as a liability. All offering costs associated with the SAFEs are expensed immediately, as there is no maturity date on the SAFEs.

NOTE 9 – STOCKHOLDERS' EQUITY

VirZoom closed its Series Seed financing round in March of 2019 at $0.22239 per share, creating three Series Seed Preferred Shares classes with the same rights and preferences:

- **Series Seed 1 (SS1)** converted $5,500,000 of principal and $587,033 in accrued interest from the 2015 NPA into 32,201,341 Preferred Shares. Additionally, 3,106,137 warrants were authorized at a $0.01 exercise price. $690,800 has been recognized as the Warrant Compensation cost.
- **Series Seed 2 (SS2)** converted $2,109,250 of principal and $81,045 in accrued interest from the 2017 NPA into 12,311,249 Preferred Shares.
- **Series Seed 3 (SS3)** new issuances raised $928,783 in new money for 4,038,095 in preferred shares. An additional 1,044,079 SS3 Warrants were issued with an exercise price of the SS3 share price at time of issuance.

The Company has 3,106,135 of Series Seed 1 and 1,009,511 of Series Seed 3 warrants outstanding as of December 31, 2019. No other warrants have been issued or are outstanding as of December 31, 2019 or 2020. The warrants issued have a 10-year expiration date and have a weighted average exercise price of $0.06 at December 31, 2020.

The Company recognized stock compensation expense over the vesting periods in the amounts of $114,048 and 857,660 during each of the years ended December 31, 2020 and 2019, which was charged to paid-in capital. The company has fully recognized stock compensation expense as of December 31, 2020. The Company has 2,000,000 options outstanding as of December 31, 2020, 1,836,250 of which are exercisable. All issued options expire at varying times between 2025 and 2027 and had a weighted average exercise price of $0.26 as of December 31, 2020. The weighted average remaining term of the options was 8.15 years and 6.76 years as of December 31, 2020 and 2019, respectively.

As of December 31, 2019 and 2020, the Company had the following options outstanding:

	Options Outstanding				Weighted Average
	Number of Shares	Exercise Price Per Share	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value	Exercise Price Per Share
Balance at December 31, 2018	871,670	$ 0.01-0.94	7.76 years	$ 385,133	$ 0.50
Options Granted	-	n/a	n/a	n/a	n/a
Options Exercised	-	n/a	n/a	n/a	n/a
Options expired	-	n/a	n/a	n/a	n/a
Balance at December 31, 2019	871,670	$ 0.01-0.94	6.76 years	$ 385,133	$ 0.50
Options Granted	1,128,330	$ 0.08	10.00 years	$ 11,283	$ 0.08
Options Exercised	-	n/a	n/a	n/a	n/a
Options expired	-	n/a	n/a	n/a	n/a
Balance at December 31, 2020	2,000,000	$ 0.01-0.94	8.15 years	$ 396,416	$ 0.26
Exercisable at December 31, 2020	1,836,250	$ 0.01-0.94	8.31 years	$ 44,413	$ 0.20

As of December 31, 2019 and 2020, the Company had the following warrants outstanding:

	Warrants Outstanding				Weighted Average
	Number of Shares	Exercise Price Per Share	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value	Exercise Price Per Share
Balance at December 31, 2018	-	-	-	-	-
Warrants Granted - Series Seed 1	3,106,135	0.01	9.19	190,170	0.01
Warrants Granted - Series Seed 3	1,044,078	0.022239	9.19	-	0.22239
Warrants Exercised	-	-	-	-	-
Warrants Expired	-	-	-	-	-
Balance at December 31, 2019	4,150,213	0	9.19 years	$ -	$ 0.06
Warrants Granted	-	-	-	-	-
Warrants Exercised	-	-	-	-	-
Warrants Expired	-	-	-	-	-
Balance at December 31, 2020	4,150,213	0	8.19 years	$ -	$ 0.06
Exercisable at December 31, 2020	4,150,213	0	8.19 years	$ 190,170	$ 0.06

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company leased office space at 56 JFK Street in Cambridge Massachusetts for $4,569 per month. The original lease has a term of 2 years from April 1, 2015 until March 31, 2017 and the Company exercised an option extend the lease for an additional 2-year term, commencing on April 1, 2017. The extension expired March 31st, 2019 and VirZOOM continued to lease the offices under month-to-month terms at a rate of $4,696 per month until August of 2020. The company no longer maintains office space and is fully virtual.

NOTE 11 – RELATED PARTY TRANSACTIONS

Both current members of the Company's board, Eric Janszen and Eric Malafeew were investors in Notes that converted into SS1 and SS2 preferred shares. Eric Janszen has also voluntarily deferred a portion of his salary beginning in 2017 to be paid upon sufficient cashflows and shareholder approval. VirZoom has an employee receivable from Eric Malafeew in the amount of $3,141 for the years ending at December 31, 2020 and 2019, respectively, related to a personal expense paid by the company. Eric Janszen and Eric Malefeew are employees of the company; Eric Janszen is Co-founder, President and Chief Executive Officer and Eric Malafeew is the Co-Founder and Chief Technology Officer. The below table summarizes the related party activity during the years ended December 31, 2020 and 2019:

	Balances as of:	
	Dec 31st, 2020	Dec 31st, 2019
Eric Janszen		
Convertible Notes to Company	$77,584	
Promissory Notes to Company		$50,000
Deferred Compensation	$659,062	$523,157
Common Shares outstanding	*3,070,200*	*3,070,200*
Preferred Shares outstanding	*3,603,422*	*3,603,422*
Preferred Warrants issued (at $0.01)	*158,656*	*158,656*
Eric Malafeew		
Employee Receivables	$3,141	$3,141
Common Shares outstanding	*2,949,800*	*2,949,800*
Preferred Shares outstanding	*263,664*	*263,664*
Preferred Warrants issued (at $0.01)	*25,307*	*25,307*

NOTE 12 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $14.8 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 19th, 2021, the date these financial statements were available to be issued. Subsequent to December 31, 2020, the Company raised an additional $258k for the 2020 SAFE. The Company has issued a new Convertible Note ("2021 NPA") to support operations prior to the Reg CF launch. To date, The Company has raised $295,000 on the 2021 NPA which has 8% interest, 20% discount and a $16m valuation cap.

Also subsequent to December 31, 2020 the Company applied for and received $140,700 in PPP second draw funding. The company had spent these funds on applicable payroll and rent expenses. The company expects this to be fully forgiven but until such time it remains a liability, payable in 30 years with 1% interest per annum.

Also subsequent to December 31, 2020 the Company applied for and received $51,250 in additional Stripe Revenue advance for a fixed fee of $6,890. The total balance for all Stripe liabilities and fees is $54,995 as of July 19th, 2021.

Also subsequent to December 31, 2020, the Company has launched its flagship application on the Occulus store on April 15th, 2021. New monthly subscriptions will be purchased through Occulus payment processing at an initial rate of 30% fixed fee. The Occulus store initial fee is significantly greater than existing merchant processor, however the platform provides significantly greater market accessibility. During the initial Occulus store launch weekend VirZoom had approximately 20,000 installs of its gaming software.

NOTE 14 – RIGHTS AND PREFERENCES OF COMMON AND PREFERRED SECURITIES

The following are the rights and preferences of the Company's outstanding common and preferred stock:

COMMON STOCK

General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Voting. The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

PREFERRED STOCK

Of the authorized Preferred Stock, (i) 32,201,341 shares have been designated Series Seed 1 Preferred Stock, 0.0001 par value per share ("**Series Seed 1 Preferred Stock**"), (ii) 12,311,249 shares have been designated Series Seed 2 Preferred Stock, 0.0001 par value per share ("**Series Seed 2 Preferred Stock**"), and (iii) 8,769,609 shares have been designated Series Seed 3 Preferred Stock, 0.0001 par value per share ("**Series Seed 3 Preferred Stock**"), each of such series with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The term "Series Seed Preferred Stock," as used in this Amended and Restated Certificate of Incorporation, shall mean any or all of the Series Seed 1 Preferred Stock, the Series Seed 2 Preferred Stock and the Series Seed 3 Preferred Stock, as the context may permit or require.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, or in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), on a pari passu basis, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one and one half (1.5) times the Series Seed Original Issue Price (the "**Preference Rate**"), plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Voting.

General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common

Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

CERTIFICATION

I, Eric Janszen, Principal Executive Officer of VirZOOM, Inc., hereby certify that the financial statements of VirZOOM, Inc. included in this Report are true and complete in all material respects.

Eric Janszen

Co-Founder & CEO